Celsia° TECHNOLOGIES www.celsiatechnologies.com OTC BB Symbol: ICUR

United States 1395 Brickell Avenue Suite 800 Miami, Florida 33131 United States Phone: +1-305-529-6290 Fax: +1-305-359-9698	United Kingdom 12 Plumtree Court London, England EC4A 4HT United Kingdom	Taiwan No. 2, Ho Ding Road Chung Li Ind. Zone Chung Li City, Taoyuan Taiwan, R.O.C. 32061 Phone: +886-3-462-3452 Fax : +886-3-462-4957	South Korea #307, 212-30, Ace Tower #2 Guro-dong, Guro-gu, Seoul, Korea Phone: +82-2-3452-2005 Fax : +82-2-3452-3650

July 30, 2008
Via U.S. Mail and FAX 202-772-9218

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 6010

Attention: Brian Cascio and Gary Todd

Re:	Celsia Technologies, Inc. Form 10-K for the Year Ended December 31, 2007 File No. 333-64840

Dear Sirs:

We respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 17, 2008, relating to the Celsia Technologies, Inc. (the “Company”) Annual Form 10-K for the year ended December 31, 2007.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require.

1.
While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing within 10 business days to provide management’s conclusion as to the effectiveness of your internal control over financial reporting.

RESPONSE TO COMMENT 1:

We have revised our disclosure in Item 9A(T) “Controls and Procedures” in our Amendment No. 1 on Form 10-K/A to include the conclusions of our certifying officers as to the effectiveness of our internal control over financial reporting as of the original filing date of our Form 10-K for the year ended December 31, 2007, as required by Item 308T(a)(3) of Regulation S-K. These revisions are found on page 4 of the enclosed Amendment No. 1 on Form 10-K/A which will be filed with the Commission today.

2.
With respect to Disclosure Controls and Procedures, it is not clear whether your officers evaluated the effectiveness of Disclosure Controls and Procedures as defined in Exchange Act Rule 13a-15(e) and we do not see a conclusion regarding the effectiveness of those controls and procedures as required by Item 307 of Regulation S-K. Please revise to provide the disclosure required by Item 307 of Regulation S-K. Also ensure that you unequivocally state whether Disclosure Controls and Procedures, as defined in the Exchange Act Rule, are effective or not effective. In addition, please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

RESPONSE TO COMMENT 2:

We have revised our disclosure in Item 9A(T) “Controls and Procedures” in our Amendment No. 1 on Form 10-K/A to (i) state that our certifying officers evaluated the effectiveness of our disclosure controls and procedures as defined in Exchange Rule 13a-15(e) and (ii) include the necessary disclosure regarding management’s conclusion as to the effectiveness of those controls and procedures as required by Item 307 of Regulation S-K. The revised disclosure in Item 9A(T) of the Amendment No. 1 on Form 10-K/A also unequivocally states whether our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), are effective or not effective. In revising the disclosure in Item 9A(T) in the Amendment No. 1 on Form 10-K/A, we also considered whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year. These revisions are found on page 4-5 of the enclosed Amendment No. 1 on Form 10-K/A which will be filed with the Commission today.

The Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(iii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please feel free to contact Marjorie Adams or Nia Brown at DLA Piper US LLP, the Company’s counsel, if you have any questions or require further information. Mrs. Adams can be reached at telephone number 212-335-4517 or fax number 212-884-8517 and Ms. Brown can be reached at telephone number 212-335-4627 or fax number 212-884-8627. Please advise us if we can assist you in order to facilitate your review. Thank you.

Very Truly Yours,

/s/ Jorge Fernandez
Jorge Fernandez
Chief Financial Officer

Enclosures:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)
☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

For The Fiscal Year Ended December 31, 2007

☐	Transition Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

for the transition period from             to            .

Commission File No. 333-64840

CELSIA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	91-2015441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1395 Brickell Avenue, Suite 800, Miami Florida	33131
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 529-6290

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to Form 10-K.   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐     Accelerated filer  ☐    Non-accelerated filer  ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

The aggregate market value of the voting common stock held by non-affiliates computed by reference to the price at which the stock was last sold as quoted on the OTC Bulletin Board (OTCBB), as of June 29, 2007 was approximately $8,747,688.

The number of shares of common stock outstanding as of February 25, 2008 was 85,273,680.

Documents Incorporated by Reference: None

Explanatory Note

We are filing this Amendment No. 1 on Form 10-K/A to the Celsia Technologies, Inc. Annual Report on Form 10-K for the period ending December 31, 2007, which was filed with the Securities and Exchange Commission on February 28, 2008, or the Original Form 10-K, to (i) amend and restate the disclosure Item 9A(T) of Part II of the Original Form 10-K to include additional information required by such item and (ii) reflect the re-filing of the certifications contained in Exhibit 31.2 required by Section 302 of the Sarbanes-Oxley Act of 2002, which inadvertently identified Jorge Fernandez as our Chief Executive Officer.

Except as described above, no other changes have been made to the Original Form 10-K, and this Amendment No. 1 on Form 10-K/A does not amend, update or change the financial statements or any other items or disclosures in the Original Form 10-K. This Amendment No. 1 on Form 10-K/A does not reflect events occurring after the filing of the Original Form 10-K or modify or update those disclosures, including any exhibits to the Original Form 10-K affected by subsequent events. Information not affected by the changes described above is unchanged and reflects the disclosures made at the time of the Original Form 10-K. Accordingly, this Amendment No. 1 on Form 10-K/A should be read in conjunction with our filings made with the Securities and Exchange commission subsequent to the filing of the Original Form 10-K, including any amendments to those filings.

Part II

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934, or the “Exchange Act,” is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007 and concluded that the disclosure controls and procedures were not effective, because certain deficiencies involving internal controls constituted a material weakness as discussed below. The material weakness identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management, including our principal executive officer and principal financial officer, has used the framework set forth in the report entitled “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission to conduct an evaluation of the effectiveness of our internal control over financial reporting. Based on its evaluation, our management concluded that our internal control over financial reporting was not effective because certain deficiencies involving internal controls constituted a material weakness. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s material weakness in its internal control over financial reporting relates to the monitoring and review of work performed by our Chief Financial Officer in the preparation of financial statements, footnotes and financial data provided to the Company’s registered public accounting firm in connection with the annual audit. All of our financial reporting is carried out by our Chief Financial Officer. This lack of accounting staff results in a lack of segregation of duties necessary for an effective system of internal control. The material weakness identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, nor does management believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period.

In order to mitigate this material weakness to the fullest extent possible, all quarterly financial reports are reviewed by the Chief Executive Officer as well as the Audit Committee for reasonableness. All unexpected results are investigated. At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it is immediately implemented. We intend to implement appropriate procedures for monitoring and review of work performed by our Chief Financial Officer.

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned thereunto duly authorized.

CELSIA TECHNOLOGIES, INC.

Date: July 30, 2008	By:	/s/ Jorge Fernandez
Jorge Fernandez
Chief Financial Officer

Exhibit 31.1

I, Joseph Formichelli, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Celsia Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: July 30, 2008	/s/ Joseph Formichelli
Joseph Formichelli
Chief Executive Officer

Exhibit 31.2

I, Jorge Fernandez, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Celsia Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to  be designed under our supervision, to ensure that material information relating to the registrant,  including its consolidated subsidiaries, is made known to us by others within those entities, particularly  during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial  reporting to be designed under our supervision, to provide reasonable assurance regarding the  reliability of financial reporting and the preparation of financial statements for external purposes in  accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this  report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the  period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that  occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case  of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s  internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: July 30, 2008	/s/ Jorge Fernandez
Jorge Fernandez
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K/A of Celsia Technologies, Inc. (the “Company”) for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joseph Formichelli, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph Formichelli
Joseph Formichelli
Chief Executive Officer
July 30, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K/A of Celsia Technologies, Inc. (the “Company”) for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jorge Fernandez, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jorge Fernandez
Jorge Fernandez
Chief Financial Officer
July 30, 2008